FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 10, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Consolidated Results of Operations

Second quarter, year ending March 2012

(US GAAP)

Nomura Holdings, Inc

November 2011

© Nomura

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”) . Copyright 2011 Nomura Holdings, Inc. All rights reserved.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Executive summary (P3)

Recalibrating for a changing industry (p4) Overview of results (P5) Business segment results (P6) Retail (P7-8) Asset Management (P9-10) Wholesale (P11-15) Non-interest expenses (P16) Robust financial position (P17) Funding and liquidity (P18)

Exposure in European peripheral countries (P19)

Financial Supplement

Consolidated balance sheet (p. 21) Value at risk (p. 22) Consolidated financial highlights (p. 23) Consolidated income (p. 24) Main revenue items (p. 25)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 26) Segment “Other” (p. 27) Retail related data (p. 28-32) Asset Management related data (p. 33-34) Wholesale related data (p. 35-36) Number of employees (p. 37)

Executive summary

Highlights

Net revenue of Y301.6bn (-9% QoQ; +9% YoY), loss before income taxes of Y44.6bn, net loss1 of Y46.1bn.

Retail

– Net revenue of Y84.0bn (-11% QoQ), income before income taxes of Y10.7bn (-51% QoQ).

– Although revenues and income declined due to adverse market conditions, client assets continued to record net inflows as we diversified our product offering across asset classes and currencies.

Asset Management

– Net revenue of Y16.0bn (-15% QoQ), income before income taxes of Y4.7bn (-37% QoQ).

– Despite lower revenues and income due to a decline in assets under management, public investment trusts and the investment advisory business both reported further net fund inflows.

Wholesale

– Net revenue of Y79.3bn (-44% QoQ), loss before income taxes of Y73.1bn; especially international businesses heavily impacted by poor global macro environment

– Client flows in Global Markets continued to grow through the quarter. However, challenging trading conditions led to a decline in overall revenues.

– In Investment Banking, cross-border transactions related to Japan and solutions business were the main revenue drivers, but revenues declined QoQ mainly due to the weak ECM market.

First half net revenue of Y632bn (+18% YoY), loss before income taxes of Y10.3bn, net loss1 of Y28.3bn.

Upcoming initiatives

Recalibrate operations in line with the market and revenue opportunities based on uncertain outlook for the global economy and financial markets.

(1) Net loss attributable to Nomura Holdings shareholders.

Page 4…

Recalibrating for a changing industry

Market uncertainties driven out of Europe expected to continue.

Optimize cost structure in line with current market and revenue opportunities.

Adapting to Improve earnings by lowering breakeven point through tighter business focus and enhanced cost efficiencies.

changing Maintain global franchise and reallocate resources from EMEA to Americas and AEJ.

environment Americas: Continue organic growth given the region’s

AEJ: Strengthen integrated management in Asia including Japan; position as strategically important region.

EMEA: Lay foundation for growth under new cost structure.

Total cost reductions of $1.2bn (including $400m announced last quarter).

Cost implications Additional cost reductions of $800m

of recalibration Firm-wide initiative

Primarily in Wholesale

Asia’s No.1 Global Investment Bank

Remain client focused.

Leverage expanded franchise to establish position as a global player.

Overview of results

Highlights

(billions of yen)

Net revenue

Non-interest expenses

Income (loss) before income taxes

Net income (loss)1

FY2011/12 2Q

301.6

346.2

(44.6)

(46.1)

QoQ %

(9)

17

-

-

YoY %

+9

+36

-

-

FY2011/12 1H

632.0

642.2

(10.3)

(28.3)

YoY %

+18

+27

-

-

(1) Net income (loss) attributable to Nomura Holdings shareholders

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)

Revenue Retail

Asset Management

Wholesale

Segment total

Other1

Unrealized gain (loss) on

investments in equity securities

held for operating purposes

Net revenue

Income Retail

(loss) before

income taxes Asset Management

Wholesale

Segment total

Other1

Unrealized gain (loss) on

investments in equity securities

held for operating purposes

Income (loss) before income taxes

FY2011/12 2Q

84.0 16.0 79.3 179.3 124.7

(2.4)

301.6

10.7 4.7 (73.1) (57.7) 15.4

(2.4)

(44.6)

QoQ %

(11) (15) (44) (30) 61

-

(9)

(51) (37)—- (27)

-

-

YoY %

(4) (1) (51) (33) 9.4x

-

9

(53) 13——

-

-

FY2011/12 1H

178.2 34.8 220.6 433.5 202.1

(3.6)

632.0

32.7 12.2 (88.0) (43.0) 36.4

(3.6)

(10.3)

YoY %

(10) 9 (19) (14) 4.2x

-

18

(46) 49—-

4.3x—-

(1) “Other” includes entities consolidated as a result of converting Nomura Land and building into a subsidiary. FY2011/12 2Q also includes a credit valuation Nomura adjustment Land of Y11.8bn. and Building into a

(2) Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Retail

Net revenue and income before income taxes

(billions of yen)

	FY2010/11			FY2011/12		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	87.8	97.5	96.2	94.2	**84.0**	-11%	-4%
Non-interest expenses	65.0	74.5	78.6	72.2	**73.3**	1%	13%
Income before income taxes	22.8	23.0	17.7	22.0	**10.7**	-51%	-53%

Retail client assets

Key performance indicator
(trillions of yen)



68.1
72.3
70.6
70.4
66.1
FY2010/11
FY2011/12
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y84.0bn (-11% QoQ; -4% YoY)
- Income before income taxes: Y10.7bn (-51% QoQ; -53% YoY)
- Net revenue and income before income taxes declined QoQ as a result of adverse market conditions due to fiscal instability in Europe.
- Client asset net inflows of Y1.1trn driven by diversified product offering across asset classes and currencies. Retail client assets declined Y4.3trn QoQ due primarily to market factors.
- Client franchise
  - Retail client assets Y66.1trn
  - Accounts with balance 4.95m
  - Net asset inflow Y1,106.9bn
- Sales of main investment trusts
  - Nomura Global High Yield Bond Fund Y215.8bn
  - UBS (JP) Global Defensive Sector Corporate Bond Fund Y136.8bn
  - Nomura Japan Brand Stock Fund Y91.0bn
  - Nomura DB High Dividend Infrastructure Stock Fund Y56.0bn
- Other sales
  - IPOs and public offerings Y27.6bn
  - Bonds (total) Y605.1bn
    - (of which) foreign bonds Y439.7bn

7

Retail: Consulting based approach

Total sales

(billions of yen)

Stocks

Bonds

Investment trusts

Others

4,000 3,000 2,000 1,000 0

FY2010/11 FY2011/12

2Q 3Q 4Q 1Q 2Q

Net asset inflows

(billions of yen)

2,500 2,000 1,500 1,000 500

0

458

2,122

72

847

1,107

FY2010/11 FY2011/12

2Q 3Q 4Q 1Q 2Q

Sixth quarter of positive client asset inflows resulting from focus on consulting services and diversified product offering across asset classes and currencies. Stocks

– Sales of stocks increased 13% QoQ despite subdued trading volumes on TSE at same level as 1Q.

Investment trusts

– Continued positive inflows driven by product lineup across a broader range of asset classes matched to investor needs.

Bonds

– Robust sales of Australian dollar-denominated bonds and other foreign bonds as well as sales of JGBs and corporate bonds contributed to asset inflows.

Other products

– Sales of foreign currency insurance products remained strong.

Sales of foreign bonds

(billions of yen)

500 400 300 200 100

0

437.6

328.7

388.2

414.0

439.7

FY2010/11 FY2011/12

2Q 3Q 4Q 1Q 2Q

Asset Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)

	FY2010/11			FY2011/12		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	16.2	17.3	17.3	18.8	**16.0**	-15%	-1%
Non-interest expenses	12.0	11.7	11.0	11.4	**11.2**	-1%	-7%
Income before income taxes	4.2	5.6	6.3	7.4	**4.7**	-37%	13%

Assets under management

Key performance indicator
(trillions of yen)



23.3
24.1
24.7
25.3
22.7
FY2010/11
FY2011/12
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y16.0bn (-15% QoQ; -1% YoY)
- Income before income taxes: Y4.7bn (-37% QoQ; +13% YoY)

- Lower net revenue and income before income taxes QoQ driven by a decline in assets under management due to market slump resulting from uncertainty in Europe and downgrade of US credit rating. Income before income taxes increased YoY.

- Public stock investment trusts (excl. ETFs) saw an outflow of funds as investors turned risk adverse, but newly launched and existing Japan stock funds reported net inflows.
  - Launched thematic Japan stock public investment trusts[2]
    - Nomura Japan Value Financial Stock Fund 1108 Y47.3bn
    - Nomura Japan Stock Fund(Australian Dollar Investment Type)1109 Y30.8bn
    - Nomura Japan Industry Innovation Stock Fund 1108 Y20.1bn
  - Inflows into existing Japan stock investment trusts such as the Nomura Japan Brand Stock Fund (currency selection type).

- Maintained high market share in ETFs with 2Q net inflows of Y236.1bn driven by products linked to Japanese stock indices (market share of 52.5% as of Sep 30)[3].
- In international investment advisory business, inflows came from sovereign wealth funds and overseas pension funds through a wide range of products including undervalued Japanese equities, Asian equities, and global bonds.

(1) Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
(2) Size at inception.
(3) Source: Nomura, based on data from The Investment Trust Association, Japan. Nomura Asset Management only.

9

Asset Management: Inflows into public stock investment trusts

Net inflow in public stock investment trusts1,2

Share of Japan public investment trust market 1, 2

Investment advisory assets under management1,3

(billions of yen)

1,000 800 600 400 200 0 -200 -400

ETF

Public stock investment trusts (exc. ETF)

342

438

400

-285

344

-21

311

33

236

53

FY2010/11 FY2011/12

2Q 3Q 4Q 1Q 2Q

23% 21% 19% 17%

21.2%

21.7%

21.8%

21.9%

21.9%

Sep-10 Dec-10 Mar-11 Jun-11 Sep-11

(trillions of yen)

12.0 10.0 8.0 6.0 4.0 2.0 0.0

Non-Japan

Japan

3.7

4.6

5.3

5.7

4.5

4.5

4.5

4.4

4.9

4.7

Sep-10 Dec-10 Mar-11 Jun-11 Sep-11

(1) Nomura Asset Management only

(2) Source: Nomura, based on data from The Investment Trust Association, Japan

(3) Based on reporting standard for Japan Securities Investment Advisers Association

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)

FY2010/11 FY2011/12

QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 163.4 172.2 186.3 141.2 79.3 -44% -51%

Non-interest 155.8 161.4 156.9 156.1 152.4 -2% -2%

expenses

Income (loss) before

income taxes 7.6 10.8 29.4 -14.9 -73.1

Net revenue by region

(billions of yen)

200.0 150.0 100.0 50.0 0.0

21.7 35.3

55.5

50.9

20.6 40.3

52.5

58.8

18.8 38.9

57.8

70.8

19.4 41.7

40.1

40.1

19.8 11.5 40.9

7.1

AEJ Americas EMEA Japan

FY2010/11 FY2011/12

2Q 3Q 4Q 1Q 2Q

Key points

Net revenue: Y79.3bn (-44% QoQ; -51% YoY) Loss before income taxes: Y73.1bn

Wholesale net revenue declined 44% QoQ. Challenging market conditions led to weak performance in EMEA, Americas, and AEJ, driving down overall revenues.

Japan net revenue increased 2% QoQ, driven by Fixed Income revenues. Equities and Investment Banking both reported only slight QoQ declines in net revenue

Reported unprofitable quarter, booking a loss before income taxes of Y73.1bn. Expenses declined 2% QoQ, primarily in Global Markets.

Business lines

Global Markets net revenue declined 44% QoQ due to the difficult trading environment. Despite a significant drop in client activity globally, our client flows were up QoQ in both Fixed Income and Equities.

In Investment Banking, net revenue declined 40% QoQ due to a slowdown in equity financing activities across all regions, while DCM, including solutions business, and cross-border M&A contributed to revenue.

Wholesale: Global Markets

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2010/11			FY2011/12		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Fixed Income	77.8	71.7	69.4	67.6	**45.7**	-32%	-41%
Equities	55.2	61.5	64.3	56.7	**33.4**	-41%	-39%
Others	11.4	7.8	3.3	5.8	**-6.5**	-	-
Net revenue	144.4	141.0	137.0	130.1	**72.6**	-44%	-50%
Non-interest expenses	123.2	127.8	125.5	124.3	**121.2**	-3%	-2%
Income (loss) before income taxes	21.1	13.2	11.5	5.7	**-48.6**	-	-

Key points

- Net revenue: Y72.6bn (-44% QoQ; -50% YoY)
- Loss before income taxes: Y48.6bn

Fixed Income

- Client revenues were resilient despite market-wide decline in flows. Rates revenues increased QoQ, but overall revenues were down 32% QoQ and 41% YoY driven by sluggish performance in Securitized Products trading.
  - Robust quarter in Japan from Rates, driven by derivatives, and increased client activity in FX.
  - Impact from ongoing debt crisis on EMEA Rates business was contained through prudent risk management, and Credit franchise in the region delivered its best quarter since FY'10/11
  - Securitized Products impacted by sharp decline in market liquidity and continued fall in prices.

Equities

- Client flows were up QoQ, but overall revenues were down due to difficult trading environment for derivatives and convertibles. Net revenue declined 41% QoQ and 39% YoY.
  - Client flow businesses remained resilient, growing 8% QoQ and 29% YoY globally.
  - Market conditions remained challenging as TSE volumes and primary offerings were subdued. Nevertheless, revenues from cash equities were resilient and Japan revenues were down only slightly.
  - International revenues declined QoQ due to a slowdown in the derivatives business in EMEA and the US and program trading in AEJ.

12

Global Markets: Robust domestic business driven by global franchise

Continued growth in global client franchise

Client revenue

Indexed: FY2009/10 1H = 100

100

150

156

FY2009/10 FY2011/12

1H (average) 1Q 2Q

? Continued growth in client revenues despite industry-wide

decline in client activity

? Reinforced competitive position and recognition for

intellectual capital:

? #1 in TSE and LSE, and increase in share in other

major exchanges

? Institutional Investor: #1 in Japan Equities, #1 in

Americas FX, #2 in China Equities

??Rate Derivatives Poll by Total Derivatives: #1 Yen

derivatives, and #4 in long-term Euro swaps

Strengthened Japan business leveraging global platform

Fixed Income

Expanded product platform

??Enhanced foreign currency linked bonds/ notes, and other structured products in collaboration with Retail division and overseas product development teams ??Expanded FX footprint, leveraging global execution and product capabilities to onboard corporate and asset management clients

Broader investor base

??Expanded business with international client base including central banks, real money and hedge funds

Equities

Market share growth

? Increased market share on TSE

? Higher share for non-resident investors ??Greater presence among global clients ??Enhanced Pan-Asia research capabilities ??Expanded electronic trading offering Cash equities revenues ??Japan Execution Services (excl. primary) revenues have remained resilient despite softer revenues in Equities

Indexed: FY2010/11 1Q = 100

Japan Fixed Income revenues

250 200 150 100

50

0

Q1 Q2 Q3 Q4 Q1 Q2

FY2010/11 FY2011/12

Indexed: 200 FY2010/11 1Q = 100

Revenues from Japan Execution Services (excl. primary)

150

100

50

0

Q1 Q2 Q3 Q4 Q1 Q2

FY2010/11 FY2011/12

Wholesale: Investment Banking

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2010/11			FY2011/12		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Investment Banking (gross)[1]	39.7	61.9	54.4	**32.3**	**23.8**	-26%	-40%
Allocation to other divisions	18.7	25.6	25.1	**13.4**	**12.3**	-8%	-34%
Investment Banking (net)	21.1	36.2	29.3	**18.9**	**11.5**	-39%	-45%
Other	-2.0	-5.1	20.1	**-7.7**	**-4.8**		
Net revenue	19.0	31.1	49.4	**11.2**	**6.7**	-40%	-65%
Non-interest expenses	32.5	33.5	31.5	**31.8**	**31.2**	-2%	-4%
Income (loss) before income taxes	-13.5	-2.4	17.9	**-20.6**	**-24.5**		

(1) *Gross revenues in Investment Banking excluding "Other".*
(2) *Source: Thomson Reuters (Jan 1 – Oct 26), M&A includes real-estate related acquisitions.*
(3) *Source: Thomson DealWatch (Jan 1 – Oct 26, includes self-funded).*

Key points

- Gross revenue[1]: Y23.8bn (-26% QoQ; -40% YoY)
- Loss before income taxes: Y24.5bn

- Gross revenue declined as global fee pool dropped by 40% QoQ to the lowest level since 2002. For ECM, adverse market conditions led to a challenging quarter.
- DCM, including solutions business, and M&A have become strong revenue sources.

- **Japan**
  - Performance was solid in debt issuance by Japanese corporate and international issuers; outbound M&A was also strong, driven by low growth of domestic market and yen appreciation.
  - #1 in ECM (32.2%)[2], DCM (24.2%)[3] and M&A (38.0%)[2] league tables.
- **EMEA**
  - Sovereign debt crisis prolonged during the quarter, leading to further slowdown in financing activities.
  - Significant fees were booked on completed M&A business; Derivatives and other solutions continue to be solid revenue drivers.
- **AEJ**
  - Cross-border M&A deals contributed to revenue.
  - AEJ M&A (announced) league table position improved to #9 up from #19[2]
- **Americas**
  - Solutions and sponsor-related business have steadily grown.
  - Several high-profile cross-border M&A deals were closed.

14

Investment Banking: Expanding global franchise out from home market

NOMURA

Global M&A business expanding driven by Japan outbound M&A

- M&A deals closed in 2Q (solid box)
- Announced M&A deals due to close from 3Q (dashed box)



Bain Capital, Hellman & Friedman / Securitas Direct (SEK21.9bn)
Japan
Jan-Oct, 2010
Jan-Oct, 2011
Market total[1] (Outbound M&A)
$31.7bn
$53.6bn
Nomura share[1] (Ranking)
8.8% (#8)
45.4% (#1)
EMEA
Americas
Takeda Pharmaceutical / Nycomed (€9.6bn)
JS Group / Permasteelisa (€573m)
Nisshinbo Holdings / TMD Friction (€553m)
Itochu / Drummond ($1.5bn)
Asahi Group Holdings / Independent Liquor (NZ$1.5bn)
Mitsui / Portek International ($174m)
Shionogi / C&O Pharmaceutical Technology (HK$519m)
Cox & Kings/ Holidaybreak (£405m)
AEJ
Fila Korea & Mirae Asset / Acushnet Company ($1.2bn)

(1) *Source: Thomson Reuter (Jan 1 – Oct 26), M&A includes real-estate related acquisitions.*

15

Non-interest expenses

Full year Quarter

(billions of yen)

Other

Business development expenses Occupancy and related depreciation

Information processing and communications Commissions and floor brokerage

Compensation and benefits

1,000 800 600 400 200

0

(billions of yen)

772.6

852.2

1,092.9

1,045.6

1,037.4

254.0

268.1

262.0

296.0

346.2

400 300 200 100

0

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

FY2011.3 FY2012.3

QoQ

2Q 3Q 4Q 1Q 2Q

Compensation and benefits 345.9 366.8 491.6 526.2 519.0 126.7 143.1 127.1 136.3 142.6 4.6%

Commissions and floor 50.8 90.2 73.7 86.1 92.1 21.4 24.0 23.0 24.1 22.9 -4.7%

brokerage

Information processing and 110.0 135.0 155.0 175.6 182.9 46.7 44.2 47.8 43.5 43.5 -0.0%

communications

Occupancy and related 61.3 64.8 78.5 87.8 87.8 23.1 20.5 21.7 20.7 26.4 27.4%

depreciation

Business development

expenses 38.1 38.1 31.6 27.3 30.2 6.8 7.4 8.8 9.3 12.3 32.1%

Other 166.5 157.2 262.6 142.5 125.4 29.4 28.8 33.5 62.1 98.5 58.6%

Total 772.6 852.2 1,092.9 1,045.6 1,037.4 254.0 268.1 262.0 296.0 346.2 17.0%

Key points

Non-interest expenses: Y346.2bn (+17% QoQ)

Expenses declined slightly QoQ excluding effects of consolidation of Nomura Land and Building.

Compensation and benefits also declined QoQ.

Increase in expenses due primarily to expenses booked at newly consolidated entities.

Compensation and benefits, occupancy and related depreciation, other expenses, etc.

Full three months of expenses booked in 2Q for newly consolidated entities.

Total cost reduction of $1.2bn (including $400m announced last quarter) excludes newly consolidated entities.

Robust financial position

Capital ratio

Balance sheet related indicators

Total assets Y36.9trn

Shareholders’Y2.0trn

Gross leverage Y18.1x

Net leverage1 Y11.0x

Level 3 assets (net)2 Y0.7trn

Liquidity Y5.6trn

(billions of yen)

(preliminary) Jun 30 Sep 30

Tier 1 2,134 2,050

Tier 2 451 449

Tier 3 146 132

Total capital 2,608 2,530 (Preliminary,

RWA 13,099 12,895 based on

Basel 2.5)

Tier 1 ratio 16.2% 15.8% 12.2%

Tier 1 common ratio3 13.8% 13.7% 10.5%

Total capital ratio 19.9% 19.6% 15.3%

Leverage ratio1

(x) 22.0

18.0 14.0 10.0 6.0

Gross leverage ratio Net leverage ratio

18.1

11.0

FY2010/11 FY2011/12

2Q 3Q 4Q 1Q 2Q

Level 3 assets2 and net level 3 assets/Tier 1 capital

(billions of yen)

2,000 1,500 1,000 500 0

Level 3 assets Net Level 3 Assets

Net Level 3 Assets / Tier 1 Capital

44%

43%

37%

35%

35%

80%

0%

FY2010/11 3Q 4Q FY2011/12

2Q 1Q 2Q

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’

(2) Preliminary.

(3) Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

Funding and liquidity

Solid balance sheet structure

Balance sheet (Sep 30, 2011)

Assets

Liabilities and equity

Approx.

80%

Trading assets (reverse repo, securities, derivatives, etc.)

Trading liabilities (repo, securities (short), derivatives, etc.)

Cash and cash deposits

Other assets

Long-term borrowings Total equity

Approx.

58%

Short-term borrowings

Robust liquidity portfolio level resilient to market changes

Liquidity portfolio balance 1

Liquidity portfolio balance 1

(US$bn)

% to total assets

7%

10%

10%

15%

16%

15%

21

26

26

53

70

70

Mar 2007 Mar 2008 Mar 2009 Mar 2010 Mar 2011 Sep 2011

Approximately 80% of assets are short-term trading assets.

Assets and liabilities matched by funding trading assets in local currencies in each region through repurchase agreements, etc.

Maintain a liquidity portfolio surplus to withstand potential outflows under severe market-wide stress that could disrupt repo markets and other secured / unsecured financing flows without the need for additional unsecured funding (liquidity portfolio has increased 3.4x since March 2007) over one year.

Difference between trading assets and liabilities, and assets other than cash, cash deposits, and trading assets are funded using stable debt (long-term debt and bonds) and equity. Solid balance sheet structure with longer debt maturity profile.

Weighted average maturity of long-term debt1,2 of six years

(US$bn)

8	6 4 2 0

34.5

2011/12 2012/13 2013/14 2014/15 2015/16 2016/17

>5Y

3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

(1)	Definition differs from financial disclosures reflecting Liquidity Management’s view.

(2) Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios. Average maturity of debt excludes current portion of long-term debt.

Exposure in European peripheral countries

GIIPS country exposure (as of Sep 30, 2011)

(US$m)

Net inventory 1 Net counter party

Greece Ireland Italy Portugal Spain

European peripheral countries – Total

Total

20 307 2,775 -93 299

3,308

Of which, exposure matures by the end of Mar 2012

-4

-151

2,241

39

584

2,710

Of which, exposure matures after the end of Mar 2012

23 457 534 -133 -284

597

Total

27 1 40 14 165

247

Of which, counter party 2

76 2 402 153 284

917

Of which, reserve hedges

-49 -1 -362 -139 -119

-670

Net exposure total

47

308

2,815

-79

465

3,554

Net country exposure in European peripheral countries of $3.55bn.

83% ($2.96bn) matures by end Mar 2012. 74% ($2.65bn) government bonds, 20% ($710m) financial institutions, 6%($200m) corporates.

All inventory is trading assets that are marked to market.

Mostly short-term government bonds due to status as primary dealer.

Italy accounts for 79% ($2.82bn) of net country exposure.

Mostly government securities

81% ($2.28bn) matures by end Mar 2012.

Net country exposure to Greece is $50m.

(1) Inventory, both long and short single name positions (i.e., bonds, CDS, equities).

(2) Net counterparty exposure (i.e. repurchase transactions, securities lending and OTC derivatives), less collateral.

Financial Supplement

Consolidated balance sheet

(billions of yen)

Mar. 31, Sep. 30, Increase

2011 2011 (Decrease)

Assets

Total Cash and cash deposits 2,150 1,283 (867)

Total Loans and receivables 2,228 1,991 (237)

Total Collateralized agreements 15,156 14,452 (705)

Total Trading assets1 and 15,242 15,538 296

private equity investments

Total Other assets 1,916 3,672 1,756

Total assets 36,693 36,936 243

Mar. 31, Sep. 30, Increase

2011 2011 (Decrease)

Liabilities

Short-term borrowings 1,167 1,197 30

Payables and deposits 2,104 2,336 233

Collateralized financing 13,686 13,916 229

Trading liabilities 8,689 7,447 (1,242)

Other liabilities 552 971 419

Long-term borrowings 8,403 8,754 351

Total liabilities 34,601 34,621 20

Equity

Total Nomura shareholders’ equity 2,083 2,038 (45)

Noncontrolling interest 9 277 268

Total liabilities and shareholders’ equity 36,693 36,936 243

1. Including securities pledged as collateral.

Value at risk

Definition

99% confidence level (2.33 standard dev.) 1-day time horizon for outstanding portfolio Inter-product price fluctuations considered

From April 1 to September 30, 2011 (billions of yen) Maximum: 7.7 Minimum: 4.9 Average: 6.1

(billions of yen)

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30,

2007 2008 2009 2010 2011 2011 2011

Equity 4.7 4.2 3.8 2.6 1.8 1.6 1.9

Interest rate 3.7 4.7 6.7 4.4 4.1 4.3 4.0

Foreign exchange 1.4 8.0 8.7 10.5 4.5 3.8 2.8

Sub-total 9.8 16.9 19.2 17.5 10.4 9.7 8.8

Diversification benefit -3.6 -6.8 -7.5 -5.0 -4.1 -3.7 -3.6

VaR 6.2 10.1 11.7 12.6 6.3 6.0 5.2

Consolidated financial highlights

Full year

(billions of yen)

400 200 0 -200 -400 -600 -800

20% 10% 0%

Net income (loss) ROE (%)

Quarter

(billions of yen)

40 30 20 10 0 -10 -20 -30 -40 -50

1.1

0.3%

13.4

1.1%

11.9

1.4%

3.4%

17.8

-46.1

4% 3% 2% 1% 0% -1% -2% -3% -4% -5%

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

FY2011.3 FY2012.3

2Q 3Q 4Q 1Q 2Q

Net revenue 1,091.1 787.3 312.6 1,150.8 1,130.7 275.6 295.9 299.4 330.4 301.6

Income (loss) before income taxes 318.5 -64.9 -780.3 105.2 93.3 21.6 27.8 37.4 34.4 -44.6

Net income (loss) attributable to Nomura 175.8 -67.8 -708.2 67.8 28.7 1.1 13.4 11.9 17.8 -46.1

Holdings, Inc. (“NHI”) shareholders

Total Nomura shareholders’ equity 2,185.9 1,988.1 1,539.4 2,126.9 2,082.8 2,051.6 2,061.5 2,082.8 2,101.7 2,037.6

ROE (%)1 8.3% —— 3.7% 1.4% 0.3% 1.1% 1.4% 3.4% -

Basic-Net income (loss) attributable to 92.25 -35.55 -364.69 21.68 7.90 0.29 3.72 3.30 4.93 -12.64

NHI shareholders per share(yen)

Shareholders’ equity per share (yen) 1,146.23 1,042.60 590.99 579.70 578.40 569.97 572.57 578.40 583.27 556.52

*1 Quarterly ROE is calculated using annualized year-to-date net income.

Note: Net income (loss) attributable to Nomura Holdings was previously reported as Net income (loss).

Consolidated income

NOMURA

(billions of yen)	Full year					Quarter				
	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2011.3	FY2011.3			FY2012.3	
						2Q	3Q	4Q	1Q	2Q
Revenue										
Commissions	337.5	404.7	306.8	395.1	405.5	83.5	100.0	103.8	96.8	**85.9**
Fees from investment banking	99.3	85.1	55.0	121.3	107.0	24.9	34.0	27.8	13.8	**13.8**
Asset management and portfolio service fees	146.0	189.7	140.2	132.2	143.9	33.7	37.1	38.3	39.1	**36.7**
Net gain on trading	290.0	61.7	-128.3	417.4	336.5	103.0	104.9	68.7	67.5	**26.0**
Gain (loss) on private equity investments	47.6	76.5	-54.8	11.9	19.3	-1.0	-2.4	23.6	-6.0	**-2.3**
Interest and dividends	981.3	796.5	331.4	235.3	346.1	70.0	106.9	93.5	133.1	**107.3**
Gain (loss) on investments in equity securities	-20.1	-48.7	-25.5	6.0	-16.7	-5.7	2.1	-2.8	-0.6	**-2.5**
Private equity entities product sales	100.1	-	-	-	-	-	-	-	-	**-**
Other	67.4	28.2	39.9	37.5	43.9	12.0	3.4	12.2	83.4	**113.0**
Total revenue	2,049.1	1,593.7	664.5	1,356.8	1,385.5	320.4	386.0	365.0	427.0	**377.8**
Interest expense	958.0	806.5	351.9	205.9	254.8	44.8	90.2	65.6	96.6	**76.3**
Net revenue	1,091.1	787.3	312.6	1,150.8	1,130.7	275.6	295.9	299.4	330.4	**301.6**
Non-interest expenses	772.6	852.2	1,092.9	1,045.6	1,037.4	254.0	268.1	262.0	296.0	**346.2**
Income (loss) before income taxes	318.5	-64.9	-780.3	105.2	93.3	21.6	27.8	37.4	34.4	**-44.6**
Net income (loss)	175.8	-67.8	-708.2	67.8	28.7	1.1	13.4	11.9	17.8	**-46.1**

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

24

Main revenue items

NOMURA

	(billions of yen)	Full year FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2011.3	Quarter FY2011.3 2Q	FY2011.3 3Q	FY2011.3 4Q	FY2012.3 1Q	FY2012.3 2Q
Commissions	Stock brokerage commissions (retail)	98.3	75.1	50.8	55.3	51.4	8.7	12.7	16.3	8.7	**9.2**
	Stock brokerage commissions (other)	73.2	166.6	144.7	140.3	144.6	30.7	35.9	37.7	34.2	**34.4**
	Other brokerage commissions	6.8	9.3	7.9	8.0	11.5	1.8	2.3	5.3	2.5	**3.2**
	Commissions for distribution of investment trusts	120.5	121.2	75.9	165.9	166.4	36.1	39.8	34.8	43.1	**31.0**
	Other	38.6	32.4	27.5	25.5	31.6	6.2	9.5	9.7	8.2	**8.2**
	Total	337.5	404.7	306.8	395.1	405.5	83.5	100.0	103.8	96.8	**85.9**
Fees from Investment Banking	Equity underwriting and distribution	56.6	32.1	13.2	74.9	49.8	10.1	21.8	9.8	2.7	**2.1**
	Bond underwriting and distribution	15.3	13.4	11.9	16.6	26.3	8.7	4.8	6.8	3.4	**5.0**
	M&A / financial advisory fees	26.7	37.8	26.7	29.2	27.1	5.7	6.8	8.4	7.3	**6.4**
	Other	0.7	1.8	3.1	0.5	3.9	0.4	0.6	2.8	0.3	**0.4**
	Total	99.3	85.1	55.0	121.3	107.0	24.9	34.0	27.8	13.8	**13.8**
Asset Management and portfolio service fees	Asset management fees	106.3	150.3	104.1	97.6	106.7	25.1	27.8	28.7	29.5	**27.8**
	Administration fees	24.0	21.7	21.3	19.4	21.0	5.4	5.0	4.9	4.8	**4.5**
	Custodial fees	15.7	17.7	14.7	15.3	16.3	3.2	4.3	4.7	4.7	**4.4**
	Total	146.0	189.7	140.2	132.2	143.9	33.7	37.1	38.3	39.1	**36.7**

25

Adjustment of consolidated results and segment results: Income (loss) before income taxes

NOMURA

(billions of yen)	Full year					Quarter				
	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2011.3	FY2011.3			FY2012.3	
						2Q	3Q	4Q	1Q	2Q
Retail	160.9	122.3	18.2	113.4	101.2	22.8	23.0	17.7	22.0	**10.7**
Asset Management	36.3	31.1	4.1	15.2	20.0	4.2	5.6	6.3	7.4	**4.7**
Wholesale	156.0	-150.1	-717.3	175.2	6.7	7.6	10.8	29.4	-14.9	**-73.1**
Three Business segments total	353.2	3.3	-695.0	303.8	127.9	34.6	39.4	53.4	14.6	**-57.7**
Other	24.0	-18.1	-62.1	-207.9	-17.8	-8.0	-13.3	-12.9	21.0	**15.4**
Segments total	377.3	-14.7	-757.1	95.8	110.2	26.6	26.1	40.5	35.6	**-42.3**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-38.2	-50.2	-23.1	9.4	-16.9	-5.0	1.7	-3.0	-1.3	**-2.4**
Effect of consolidation/deconsolidation of certain private equity investee companies	-205	-	-	-	-	-	-	-	-	**-**
Total	**318.5**	**-64.9**	**-780.3**	**105.2**	**93.3**	**21.6**	**27.8**	**37.4**	**34.4**	**-44.6**

1. *Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.*
2. *Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.*
3. *The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*
4. *Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation..*

26

Segment “other”

Income (loss) before income taxes

Full year

(billions of yen)

40

0 -40 -80 -120 -160 -200 -240

24.0

-18.1

-62.1

-207.9

-17.8

Quarter

(billions of yen)

-8.0

-13.3

-12.9

21.0

15.4

40

0 -40 -80 -120 -160 -200 -240

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

FY2011.3 FY2012.3

2Q 3Q 4Q 1Q 2Q

Net gain (loss) related to economic -30.0 11.4 28.0 3.3 2.3 -6.0 5.2 -2.1 -1.5 4.2 hedging transactions

Realized gain on investments in equity 18.1 1.5 -2.4 -3.4 0.2 -0.7 0.4 0.3 0.7 -0.2 securities held for operating purposes

Equity in earnings of affiliates 53.2 4.7 -0.7 7.8 9.0 2.0 1.4 5.3 3.5 2.0

Corporate items -11.1 -13.4 -70.5 -83.3 -33.3 5.5 -15.7 -20.7 12.8 -8.4

Others* -6.2 -22.3 -16.5 -132.3 4.0 -8.8 -4.6 4.3 5.6 17.8

Income (Loss) before income taxes 24.0 -18.1 -62.1 -207.9 -17.8 -8.0 -13.3 -12.9 21.0 15.4

* Businesses not included in the three business divisions (Nomura Trust & Banking, etc.) are included in others.

1: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

3: Net gain (loss) on trading related to economic hedging hedging transactions transactions” was reclassified from theas fourth” Net quartergain net gain (loss) related to economic hedging transactions not included in net gain (loss) on trading. In addition, net gain (loss) on trading from the change in own credit of certain structured notes issued, which was previously classified as “Net gain (loss) on trading related. The reclassificationsto economicof previously reported hedginga mounts have transactions”, been made to conform to the has current year presentation.

4: Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Retail related data (1)

NOMURA

(billions of yen)	Full year					Quarter						
	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2011.3	FY2011.3			FY2012.3		QoQ	YoY
						2Q	3Q	4Q	1Q	2Q		
Commissions	251.4	225.9	151.0	238.9	244.8	50.2	60.2	58.8	58.7	**48.2**	**-17.9%**	**-3.9%**
Sales credit	96.8	94.2	71.4	63.8	52.8	13.8	13.0	13.2	15.2	**17.4**	**14.5%**	**26.2%**
Fees from investment banking	24.0	14.9	13.4	33.6	42.3	11.2	11.0	10.7	6.2	**5.2**	**-16.4%**	**-53.9%**
Investment trust administration fees and other	47.5	59.7	50.9	47.3	48.5	11.8	12.2	12.4	12.9	**12.3**	**-4.7%**	**3.4%**
Net interest revenue	20.4	7.3	5.2	4.7	4.1	0.7	1.1	1.2	1.2	**1.0**	**-21.3%**	**30.9%**
Net revenue	440.1	402.0	291.9	388.3	392.4	87.8	97.5	96.2	94.2	**84.0**	**-10.8%**	**-4.3%**
Non-interest expenses	279.3	279.7	273.6	274.9	291.2	65.0	74.5	78.6	72.2	**73.3**	**1.5%**	**12.7%**
Income before income taxes	160.9	122.3	18.2	113.4	101.2	22.8	23.0	17.7	22.0	**10.7**	**-51.3%**	**-52.9%**
Domestic distribution volume of investment trusts[1]		9,846.9	6,825.1	9,713.2	9,473.5	2,103.8	2,258.8	2,312.9	2,642.7	**2,081.8**	**-21.2%**	**-1.0%**
Bond investment trusts		3,681.8	2,731.6	2,380.1	2,641.8	575.6	650.1	718.9	787.6	**647.3**	**-17.8%**	**12.5%**
Stock investment trusts		4,816.1	2,969.3	6,165.7	5,606.9	1,207.4	1,327.4	1,342.9	1,577.9	**1,203.1**	**-23.8%**	**-0.4%**
Foreign investment trusts		1,349.0	1,124.2	1,167.4	1,224.8	320.8	281.3	251.0	277.3	**231.4**	**-16.5%**	**-27.9%**
Other												
Accumulated value of annuity insurance policies	990.4	1,205.3	1,413.3	1,609.2	1,697.3	1,652.0	1,675.2	1,697.3	1,722.7	**1,756.4**	**2.0%**	**6.3%**
Sales of JGBs for individual investors (transaction base)	615.2	292.3	109.6	22.2	32.8	1.4	10.7	15.8	36.7	**102.9**	**2.8x**	**73.0x**
Retail foreign currency bond sales	677.1	954.0	867.4	1,080.3	1,565.6	437.6	328.7	388.2	414.0	**439.7**	**6.2%**	**0.5%**

28

1. Nomura Securities.

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Full year

(billions of yen)

180 150 120

90

60

30

0

Stock brokerage commissions

Commissions for distribution of investment trusts

(billions of yen)

60

50

40

30

20

10

0

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

FY2011.3 FY2012.3

2Q 3Q 4Q 1Q 2Q QoQ YoY

Stock brokerage commissions 98.3 75.1 50.8 55.3 51.4 8.7 12.7 16.3 8.7 9.2 5.2% 5.5%

Commissions for distribution of

investment trusts1 124.7 124.5 79.8 168.8 170.1 37.0 40.7 35.7 44.1 32.0 -27.4% -13.4%

1. Nomura Securities.

Retail related data (3)

Retail client assets

Full year

Quarter

(trillions of yen)

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

100

80

60

40

20

0

85.2

72.2

59.3

73.5

70.6

70.4

66.1

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011

Equities 48.5 37.2 28.6 39.2 35.8 35.4 32.6

Foreign currency bonds 1 3.3 2.7 5.5 5.6 5.9 5.9 5.7

Domestic bonds 2 16.4 16.5 13.0 13.4 12.8 12.8 13.1

Stock investment trusts 7.4 7.3 5.0 7.3 8.3 8.5 7.0

Bond investment trusts 4.7 4.4 4.0 4.0 4.1 4.2 4.2

Overseas mutual funds 2.0 1.7 1.4 1.6 1.5 1.5 1.4

Other 3 2.9 2.5 1.9 2.2 2.3 2.2 2.1

Total 85.2 72.2 59.3 73.5 70.6 70.4 66.1

1. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

2. Includes CBs and warrants.

3. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year

Quarter

(billions of yen)

8,000 6,000 4,000 2,000 0

5,975

4,928 5,279 4,868

3,942

FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

(billions of yen)

4,000 3,000 2,000 1,000 0

2,122

1,107 847 458 72

FY2011.3 FY2012.3

2Q 3Q 4Q 1Q 2Q

1. Retail client assets exclude portion from regional financial institutions.

Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

Number of accounts

(Thousands)

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011

Accounts with balance 3,953 4,165 4,467 4,883 4,936 4,945 4,954

Equity holding accounts 1,853 2,027 2,347 2,572 2,695 2,696 2,703

Nomura Home Trade (online trading 2,243 2,765 3,095 3,189 3,328 3,348 3,369 accounts)

New Individual accounts / IT share1

Full year Quarter

(Thousands) FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3 FY2011.3 FY2012.3

2Q 3Q 4Q 1Q 2Q

New individual accounts 417 580 608 336 326 84 81 69 69 53

IT share1

No. of orders 55% 57% 59% 58% 53% 52% 43% 58% 58% 59%

Transaction value 27% 29% 29% 29% 27% 26% 19% 31% 32% 32%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

FY2011.3 FY2012.3

(billions of yen) FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 80.7 81.1 51.9 62.1 66.5 16.2 17.3 17.3 18.8 16.0 -15.3% -1.5%

Non-interest expenses 44.4 50.0 47.8 46.8 46.5 12.0 11.7 11.0 11.4 11.2 -1.4% -6.5%

Income before income taxes 36.3 31.1 4.1 15.2 20.0 4.2 5.6 6.3 7.4 4.7 -36.7% 13.1%

:The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management1

Full year

Quarter

(trillions of yen)

35 30 25 20 15 10 5 0

27.0

25.8 25.3

24.7

23.4 22.7

20.2

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011

1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, Nomura Asset Management Deutschland KAG , and Nomura Funds Research and Technologies America, Nomura Private Equity Capital. Adjusted for asset overlap amongst group companies. Nomura Funds Research and Technologies America data as of end of August 2011.

Asset Management related data (2)

NOMURA

Nomura Asset Management assets under management[1]

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011
Public stock investment trusts	10.8	9.8	6.5	8.1	9.4	9.5	**8.1**
Public bond investment trusts	5.8	5.3	4.8	4.8	4.8	4.8	**4.6**
Privately placed investment trusts	2.2	2.0	1.6	1.7	1.7	1.7	**1.5**
Investment trusts	18.8	17.2	13.0	14.7	15.9	16.0	**14.2**

Domestic public investment trust market and Nomura Asset Management market share[2]

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011
Domestic public stock investment trusts							
Market	59.4	57.7	40.4	52.6	54.2	54.6	**47.3**
Nomura's share (%)	18%	17%	16%	15%	17%	17%	**17%**
Domestic public bond investment trusts							
Market	13.2	12.0	11.1	11.1	11.1	11.1	**10.5**
Nomura's share (%)	44%	44%	43%	43%	43%	43%	**43%**

Nomura Asset Management investment advisory assets[1]

(trillions of yen)	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011
Domestic investment advisory	3.7	4.6	4.3	4.7	4.4	4.9	**4.7**
Overseas investment advisory	3.4	2.4	1.7	2.6	5.3	5.7	**4.5**
Investment advisory	7.1	7.1	6.0	7.3	9.7	10.6	**9.2**

Nomura Asset Management net asset inflow[1]

(trillions of yen)	Full year					Quarter				
	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2011.3	FY2011.3			FY2012.3	
						2Q	3Q	4Q	1Q	2Q
Public stock investment trusts	3.8	2.0	0.0	-0.2	1.7	0.8	0.1	0.3	0.3	**0.3**
Exclude ETF	3.7	1.8	-0.4	0.0	1.7	0.4	0.4	0.3	0.3	**0.1**
Public bond investment trusts	0.2	-0.5	-0.5	-0.0	0.0	-0.0	0.3	-0.1	0.0	**-0.3**
Privately placed investment trusts	0.7	0.2	0.1	-0.2	0.0	-0.0	0.1	-0.0	-0.0	**-0.0**
Net asset inflow	4.6	1.7	-0.4	-0.4	1.7	0.7	0.5	0.3	0.4	**-0.0**

1. *Based on reporting standards for The Investment Trusts Association, Japan and the Japan Securities Investment Advisers Association.*
2. *Source: Investment Trusts Association, Japan*

34

Wholesale related data (1)

NOMURA

Wholesale

(billions of yen)	FY2009.3	FY2010.3	FY2011.3	FY2011.3 2Q	FY2011.3 3Q	FY2011.3 4Q	FY2012.3 1Q	FY2012.3 2Q	QoQ	YoY
Global Markets	-157.3	658.4	518.8	144.4	141.0	137.0	130.1	**72.6**	**-44.1%**	**-49.7%**
Investment Banking	-6.4	131.1	111.7	19.0	31.1	49.4	11.2	**6.7**	**-40.3%**	**-65.0%**
Net revenue	-163.6	789.5	630.5	163.4	172.2	186.3	141.2	**79.3**	**-43.8%**	**-51.5%**
Non-interest expenses	553.7	614.3	623.8	155.8	161.4	156.9	156.1	**152.4**	**-2.4%**	**-2.2%**
Income (Loss) before income taxes	-717.3	175.2	6.7	7.6	10.8	29.4	-14.9	**-73.1**	**-**	**-**

Global Markets

(billions of yen)	FY2009.3	FY2010.3	FY2011.3	FY2011.3 2Q	FY2011.3 3Q	FY2011.3 4Q	FY2012.3 1Q	FY2012.3 2Q	QoQ	YoY
Fixed Income	-217.2	308.0	259.8	77.8	71.7	69.4	67.6	**45.7**	**-32.3%**	**-41.2%**
Equities	98.9	352.8	227.3	55.2	61.5	64.3	56.7	**33.4**	**-41.0%**	**-39.4%**
Other	-38.9	-2.4	31.6	11.4	7.8	3.3	5.8	**-6.5**	**-**	**-**
Net revenue	-157.3	658.4	518.8	144.4	141.0	137.0	130.1	**72.6**	**-44.1%**	**-49.7%**
Non-interest expenses	417.4	486.4	499.3	123.2	127.8	125.5	124.3	**121.2**	**-2.5%**	**-1.6%**
Income (Loss) before income taxes	-574.6	172.0	19.5	21.1	13.2	11.5	5.7	**-48.6**	**-**	**-**

Investment Banking

(billions of yen)	FY2009.3	FY2010.3	FY2011.3	FY2011.3 2Q	FY2011.3 3Q	FY2011.3 4Q	FY2012.3 1Q	FY2012.3 2Q	QoQ	YoY
Investment Banking(Gross)	87.6	196.1	185.0	39.7	61.9	54.4	32.3	**23.8**	**-26.4%**	**-40.1%**
Allocation to other divisions	24.1	77.2	82.6	18.7	25.6	25.1	13.4	**12.3**	**-8.3%**	**-34.2%**
Investment Banking(Net)	63.5	118.9	102.4	21.1	36.2	29.3	18.9	**11.5**	**-39.3%**	**-45.5%**
Other	-69.9	12.2	9.4	-2.0	-5.1	20.1	-7.7	**-4.8**	**-**	**-**
Net revenue	-6.4	131.1	111.7	19.0	31.1	49.4	11.2	**6.7**	**-40.3%**	**-65.0%**
Non-interest expenses	136.3	127.9	124.5	32.5	33.5	31.5	31.8	**31.2**	**-1.8%**	**-4.1%**
Income (Loss) before income taxes	-142.7	3.2	-12.8	-13.5	-2.4	17.9	-20.6	**-24.5**	**-**	**-**

35

Wholesale related data (2)

Private equity related investments

Full year

Quarter

(billions of yen)

600 500 400 300 200 100

0

543.4

381.4 366.3 370.0

327.7 313.7

286.4

254.9 250.9 231.2

210.9 202.7 192.0

175.1

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011

Terra Firma Asia

Europe (excluding Terra Firma) Japan

Japan 195.5 169.5 191.7 186.9 165.9 159.7 146.0

Europe (excluding Terra Firma) 35.7 41.4 60.0 60.4 33.5 29.2 26.8

Asia—- 3.2 3.6 3.3 3.2 2.3

Sub Total 231.2 210.9 254.9 250.9 202.7 192.0 175.1

Terra Firma 312.2 170.5 111.4 119.2 125.0 121.7 111.3

Total 543.4 381.4 366.3 370.0 327.7 313.7 286.4

1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.

2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

Number of employees

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar.31,2010 Mar. 31,2011 Jun. 30,2011 Sep. 30,2011

Japan (excluding FA)1 10,667 11,561 12,929 12,857 12,829 20,263 20,105

Japan (FA)2 2,174 2,377 2,391 2,196 2,089 2,096 2,078

Europe 1,791 1,956 4,294 4,369 4,353 4,436 4,492

Americas 1,322 1,063 1,079 1,781 2,348 2,383 2,537

Asia-Pacific3 900 1,070 4,933 5,171 5,252 6,452 6,485

Total 16,854 18,026 25,626 26,374 26,871 35,630 35,697

1. Excludes employees of private equity investee companies.

2. Figures up to March 2008 include savings advisors.

3. Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Nomura Holdings, Inc.

www.nomura.com